Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900

Fax : +91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 8, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated January 29, 2020 with regard to the audit of our API manufacturing plant at Srikakulam, Andhra Pradesh (CTO VI), we would like to inform you that we have received the Establishment Inspection Report (EIR) from US FDA, for the above-referred facility, indicating closure of the audit and the inspection classification of this facility is determined as “Voluntary Action Indicated” (VAI).

It may be noted that the site was issued warning letter in November, 2015 after the inspection in 2014, and was under “Official Action Indicated” classification till now.

With this, all facilities under warning letter are now determined as VAI.

This is for your information and records.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)